Exhibit 99.1

PRESS RELEASE – December 3, 2013

All amounts expressed in US dollars unless otherwise indicated

Barrick Announces Final Results and Settlement of Debt Tender Offer

TORONTO – Barrick Gold Corporation (NYSE: ABX) (TSX: ABX) (“Barrick”) announced today the final results and settlement of its cash tender offer (the “Tender Offer”) for specified series of outstanding notes (the “Notes”) issued by Barrick, Barrick (HMC) Mining Company, Barrick North America Finance LLC and Barrick (PD) Australia Finance Pty Ltd. (together, the “Offerors”). The Tender Offer commenced on October 31, 2013.

The Offerors offered to purchase Notes for an aggregate purchase price (including principal, premium and accrued interest) for all Offerors of up to $1,500,000,000, plus the additional aggregate purchase price, not to exceed $20,000,000, needed to permit the applicable Offeror to accept for purchase all validly tendered Notes of the series with the lowest acceptance priority level for which Notes are accepted for purchase to which a proration percentage greater than 95 percent would otherwise apply (the “Maximum Tender Amount”). The amount of a series of Notes accepted for purchase was based on the order of priority for such series as set forth in the tables below.

The following table presents the aggregate principal amount of Notes validly tendered and not withdrawn that the applicable Offerors have accepted for purchase. The table presents the aggregate principal amount of such Notes validly tendered after 5:00 p.m., New York City time, on November 15, 2013 (the “Early Tender Date”) as of midnight, New York City time, on December 2, 2013 (the “Expiration Date”) for each such series and the aggregate principal amount of Notes validly tendered and not withdrawn as of the Expiration Date for each such series, in each case, as provided by the Depositary.

Title of Security	CUSIP Number	Aggregate Principal Amount Outstanding	Principal Amount Tendered after Early Tender Date	Principal Amount Tendered by Expiration Date(1)	Total Consideration(2)(3)	Tender Offer Consideration(2)	Acceptance Priority Level
7.750% Notes due 2015(4)	725906AD3	$100,000,000	—	$39,700,000	$1,106.74	$1,076.74	1
2.90% Notes due 2016(4)	067901AF5 067901AD0 C03420AB9	$1,100,000,000	$2,934,000	$870,957,000	$1,046.94	$1,016.94	2
5.75% Notes due 2016(5)	06849AAA7 P1619PAA6	$400,000,000	$200,000	$135,777,000	$1,117.66	$1,087.66	3
2.50% Notes due 2018(4)	067901AN8 067901AM0 C03420AE3	$650,000,000	$4,336,000	$398,331,000	$1,011.82	$981.82	4

(1)	Consists of the aggregate principal amount of Notes tendered and not withdrawn by the Early Tender Date and the aggregate principal amount of Notes tendered after the Early Tender Date.

(2)	Per $1,000 principal amount of Notes validly tendered and accepted for purchase.

(3)	The Early Tender Premium of $30.00 per $1,000 principal amount of Notes accepted for purchase is included in the Total Consideration for Notes validly tendered and not withdrawn in the Tender Offer at or prior to the Early Tender Date.

(4)	Barrick is the applicable Offeror for the 7.750% Notes due 2015, the 2.90% Notes due 2016 and the 2.50% Notes due 2018.

(5)	Barrick (HMC) Mining Company is the applicable Offeror for the 5.75% Notes due 2016.

BARRICK GOLD CORPORATION	1	PRESS RELEASE

The amount of each series of Notes accepted for purchase was determined under the terms and conditions of the Tender Offer as set forth in the offer to purchase dated October 31, 2013, as amended (the “Offer to Purchase”). The consideration for the Notes accepted for purchase will be paid today, December 3, 2013 (the “Settlement Date”). Notes accepted for purchase that were validly tendered and not withdrawn at or prior to the Early Tender Date will receive the applicable Total Consideration, which consists of the applicable Tender Offer Consideration plus the early tender premium of $30.00 per $1,000 of principal amount of Notes accepted for purchase (the “Early Tender Premium”). Notes accepted for purchase that were validly tendered after the Early Tender Date will receive the applicable Tender Offer Consideration. The Total Consideration and Tender Offer Consideration for each series of Notes was calculated by the Dealer Managers and announced on November 18, 2013. In addition, all holders of Notes accepted for purchase will receive accrued and unpaid interest on such Notes from the last applicable interest payment date up to, but not including, the Settlement Date.

The following table presents the aggregate principal amount of validly tendered Notes the applicable Offerors have not accepted for purchase. Accepting for purchase any validly tendered Notes of any such series would exceed the Maximum Tender Amount. The table presents the aggregate principal amount of such Notes validly tendered after the Early Tender Date as of the Expiration Date for each such series and the aggregate principal amount of Notes validly tendered and not withdrawn as of the Expiration Date for each such series, in each case, as provided by the Depositary. Notes not accepted for purchase will be promptly returned to the tendering holder (or, if tendered through Depository Trust Company (“DTC”), will be promptly credited to the relevant account at DTC, in accordance with DTC’s procedures).

Title of Security	CUSIP Number	Aggregate Principal Amount Outstanding	Principal Amount Tendered after Early Tender Date	Principal Amount Tendered by Expiration Date(1)	Acceptance Priority Level
6.80% Notes due 2018(2)	06849RAB8	$500,000,000	$52,000	$202,294,000	5
6.95% Notes due 2019(3)	067901AB4	$750,000,000	$5,385,000	$328,096,000	6
4.95% Notes due 2020(4)	06849UAC9	$400,000,000	$1,754,000	$128,931,000	7
4.40% Notes due 2021(2)	06849RAD4 06849RAF9 U0684TAA4	$1,350,000,000	$2,449,000	$328,480,000	8
3.85% Notes due 2022(3)	067901AL2 067901AJ7 C03420AD5	$1,250,000,000	$10,839,000	$429,146,000	9
4.10% Notes due 2023(3)	067901AQ1 067901AP3 C03420AF0	$1,500,000,000	$10,162,000	$724,461,000	10

(1)	Consists of the aggregate principal amount of Notes tendered and not withdrawn by the Early Tender Date and the aggregate principal amount of Notes tendered after the Early Tender Date.

(2)	Barrick North America Finance LLC is the applicable Offeror for the 6.80% Notes due 2018 and the 4.40% Notes due 2021.

(3)	Barrick is the applicable Offeror for the 6.95% Notes due 2019, the 3.85% Notes due 2022 and the 4.10% Notes due 2023.

(4)	Barrick (PD) Australia Finance Pty Ltd. is the applicable Offeror for the 4.95% Notes due 2020.

The Dealer Managers for the Tender Offer were RBC Capital Markets, LLC and Barclays Capital Inc. Questions regarding the Tender Offer may be directed to RBC Capital Markets, LLC at 877-381-2099 (toll-free) and 212-618-7822 (collect) or Barclays Capital Inc. at 800-438-3242 (toll-free) and 212-528-7581 (collect).

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Notes or any other securities. The Offerors made the Tender Offer only by, and pursuant to, the terms of the Offer to Purchase and the related letter of transmittal, dated October 31, 2013, as amended. The Tender Offer was not made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction.

BARRICK GOLD CORPORATION	2	PRESS RELEASE

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.

INVESTOR CONTACT:	MEDIA CONTACT:

Amy Schwalm	Andy Lloyd
Vice President,	Vice President,
Investor Relations	Communications
Telephone: +1 416 307-7422	Telephone: +1 416 307-7414
Email: aschwalm@barrick.com	Email: alloyd@barrick.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our strategy, projects, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “intend”, “expect”, “will”, “anticipate”, “may”, and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the company. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	3	PRESS RELEASE